U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                 (Check One)

[  ]Form 10-KSB   [  ]Form 20-F   [  ]Form 11-K  [X]Form 10-Q   [  ]Form N-SAR

For period Ended: November 30, 2000

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:    Interactive Marketing Technology, Inc.

Address of Principal Executive Office: 3575 Cahuenga Boulevard West, Suite 390 City, State and Zip Code: Hollywood, California 90068

                                   PART II
                           RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form 1-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

     Management has been unable to review the financial statements for the quarter within such time period as to allow the timely filing of this quarterly report.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Gregory Haehn      (323)874-4484

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes          [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes          [  ] No


Interactive Marketing, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

                                     /s/ Gregory Haehn
Date: January 15, 2000            By:________________________________
                                         Gregory Haehn, President, Treasurer
                                         and Director